Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

First QUARTER 2014 RESULTS

SHANGHAI, PRC — May 21, 2014 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the first fiscal quarter ended March 31, 2014.

First quarter 2014 Highlights as Compared to Fourth quarter 2013 (“QoQ”) and First quarter 2013 (“YoY”):

•	Net revenue was RMB575.1 million (US$92.5 million), down 4.9% QoQ and up 0.4% YoY.

•	Gross profit was RMB509.4 million (US$81.9 million), down 5.1% QoQ and up 3.9% YoY. Gross profit margin for the first quarter 2014 was 88.6%.

•	Net income attributable to the Company’s shareholders was RMB1,206.0 million (US$194.0 million), up 492.4% QoQ and up 269.9% YoY. The margin of net income attributable to the Company’s shareholders for the first quarter 2014 was 209.7%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB5.01 (US$0.81) and RMB4.84 (US$0.78), respectively, compared to basic and diluted earnings per ADS of RMB0.85 and RMB0.82, respectively, for the fourth quarter 2013, and basic and diluted earnings per ADS of RMB1.36 and RMB1.32, respectively, for the first quarter 2013. Non-GAAP net income attributable to the Company’s shareholders was RMB343.1 million (US$55.2 million), down 21.5% QoQ and remained flat YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 59.6%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.43 (US$0.23) and RMB1.38 (US$0.22), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.82 and RMB1.76, respectively, for the fourth quarter 2013, and basic and diluted non-GAAP earnings per ADS of RMB1.43 and RMB1.39, respectively, for the first quarter 2013.

•	Active Paying Accounts (“APA”) for online games was 2,383,000, up 0.9% QoQ and up 5.6% YoY.

•	Average Revenue per User (“ARPU”) for online games was RMB230, down 6.7% QoQ and down 3.4% YoY.

•	Average Concurrent Users (“ACU”) for online games was 695,000, down 0.4% QoQ and up 0.7% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,220,000, nearly flat QoQ and down 2.7% YoY.

Please refer to the table on page 6 for a reconciliation between net income attributable to the Company’s shareholders on a GAAP and non-GAAP basis.

FOR IMMEDIATE RELEASE

Ms. Wei Liu, Giant’s Chief Executive Officer commented, “We began 2014 with a sound quarter despite weaker seasonality and lack of new game launches during the first quarter. In-game spending declined sequentially as gamers traveled more during the Chinese New Year holiday. However, the high engagement and playing time demonstrate the enjoyment and loyalty our users experience in our games. Our existing games were stable during the first quarter as we prepared to launch new growth catalysts from our pipeline.”

“Jianghu, our new flagship in-house developed MMORPG, entered into closed beta testing on May 16. We have provided our gamers with a brand new experience with innovative gameplay. Initial results have been quite positive, and we are confident the game will keep growing and be our largest catalyst this year. For licensed games, we have made good progress in the localization of Cang Tian 2. We are working closely with WeMade to prepare the game for the Chinese market launch later this year. We have also recently signed the Chinese publishing rights to another international blockbuster game. Both licensed games are complementary to our self-developed games and will help diversify our user base.”

“During the quarter, we made considerable progress in our mobile game strategy, and we are excited to start capturing the growing mobile game market in China. We have recruited top talents to join our mobile division to strengthen our mobile game development and distribution capabilities. We are gearing up to launch our first self-developed mobile games and we have ten mobile game projects currently under development. These projects span multiple genres such as ARPG, card battle, tower defense, strategy and casual, to attract a diversity of mobile gamers. The projects are also a mix of internally developed, licensed from third party developers and developed by studios in which we are an equity investor. We have been working with famous intellectual properties, such as the Chinese version of the hit TV show, So You Think You Can Dance, to launch mobile games. Mobile is a priority for the future and we will also dedicate resources on mobile platforms, publishing, and M&A.”

“With our elite game development and publishing capabilities, and diversification into multiple platforms and devices, we are confident in our growth prospects for 2014 and beyond.”

First Quarter Fiscal 2014 Unaudited Financial Results

Net Revenue. Net revenue for the first quarter 2014 was RMB575.1 million (US$92.5 million), a 4.9% decrease from RMB604.6 million in the fourth quarter 2013, and a 0.4% increase from RMB572.8 million in the first quarter 2013.

Revenue from online games in the first quarter 2014 totaled RMB560.2 million (US$90.1 million), representing a 5.3% decrease from RMB591.8 million in the fourth quarter 2013, and a 0.5% increase from RMB557.3 million in the first quarter 2013. Online game revenue decreased sequentially as many gamers traveled during the Chinese New Year holiday and there were no new game launches during the first quarter.

APA for online games in the first quarter 2014 was 2,383,000, representing a 0.9% sequential increase and a 5.6% increase compared to the first quarter 2013. The sequential and year-over-year increases in APA were mainly due to the contribution from the ZT Online franchise. ARPU for online games in the first quarter 2014 was RMB230, representing a 6.7% sequential decrease and a 3.4% decrease over the first quarter 2013. The sequential decrease in ARPU was mainly due to seasonal fluctuation as a result of the Chinese New Year holiday, while the year-over-year decrease in ARPU was due to APA growing faster than revenue. ACU for online games in the first quarter 2014 was 695,000, which remained flat sequentially and year-over-year. PCU for online games in the first quarter 2014 was 2,220,000, nearly flat sequentially and down 2.7% compared to the first quarter 2013. The year-over-year decrease in PCU was mainly due to lack of major promotional activities in the first quarter 2014.

FOR IMMEDIATE RELEASE

Cost of Services. Cost of services for the first quarter 2014 was RMB65.8 million (US$10.6 million), representing a 2.8% decrease from the fourth quarter 2013 and 20.1% decrease from the first quarter 2013. The sequential decrease in cost of services was mainly attributable to the higher cost of services recorded in the fourth quarter 2013 in connection with the year-end bonuses for our employees. The year-over-year decrease in cost of services was mainly due to lower costs accrued for the Company’s licensed games in the first quarter 2014.

Gross Profit and Gross Margin. Gross profit for the first quarter 2014 was RMB509.4 million (US$81.9 million), representing a 5.1% decrease from the fourth quarter 2013 and a 3.9% increase from the first quarter 2013. Gross margin for the first quarter 2014 was 88.6%, nearly flat compared to the fourth quarter 2013 and up from 85.6% in the first quarter 2013.

Operating Expenses. Total operating expenses for the first quarter 2014 were RMB134.3 million (US$21.6 million), nearly flat compared to RMB134.8 million in the fourth quarter 2013 and a 3.7% increase from RMB129.6 million in the first quarter 2013. As a percentage of revenue, total operating expenses were 23.4% for the first quarter 2014, compared to 22.3% in the fourth quarter 2013 and 22.6% in the first quarter 2013. The year-over-year increase in operating expenses was mainly attributable to the increase in general and administrative (“G&A”) expenses, partially offset by a decrease in research and product development (“R&D”) expenses.

R&D expenses for the first quarter 2014 were RMB74.8 million (US$12.0 million), representing a 14.6% decrease from RMB87.5 million in the fourth quarter 2013 and a 3.6% decrease from RMB77.6 million in the first quarter 2013. As a percentage of revenue, R&D expenses were 13.0% for the first quarter 2014, compared to 14.5% in the fourth quarter 2013 and 13.5% in the first quarter 2013. The sequential decrease in R&D expenses was mainly attributable to higher R&D expenses recorded in the fourth quarter 2013 in connection with the year-end bonuses accrued for the Company’s R&D staff. The year-over-year decrease was primarily due to the Company’s accelerated accounting policy in amortizing share-based compensation expenses. Such expenses generally decline from period to period.

Sales and marketing (“S&M”) expenses for the first quarter 2014 were RMB30.7 million (US$4.9 million), representing a 7.7% increase from RMB28.6 million in the fourth quarter 2013, and a 1.3% increase from RMB30.3 million in the first quarter 2013. As a percentage of revenue, S&M expenses were 5.3% in the first quarter 2014, compared to 4.7% in the fourth quarter 2013 and 5.3% in the first quarter 2013. The sequential and year-over-year increases in S&M expenses were due to the promotion activities of Jianghu.

G&A expenses for the first quarter 2014 were RMB38.8 million (US$6.2million), representing a 14.6% increase from RMB33.9 million in the fourth quarter 2013, and a 22.8% increase from RMB31.6 million in the first quarter 2013. As a percentage of revenue, G&A expenses were 6.8% in the first quarter 2014, compared to 5.6% in the fourth quarter 2013 and 5.5% in the first quarter 2013. The sequential increase in G&A expenses was mainly due to the decrease in reimbursements related to our ADR program in the first quarter 2014. The year-over-year increase was primarily due to the increase in staff salary.

FOR IMMEDIATE RELEASE

Government Financial Incentives. The government financial incentives, which mainly relate to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government, were RMB10.0 million (US$1.6 million) in the first quarter 2014. The Company records such government financial incentives as a reduction in operating expenses.

Interest Income. Interest income for the first quarter 2014 was RMB28.3 million (US$4.5 million), representing a 26.9% decrease from RMB38.6 million in the fourth quarter 2013, and a 13.2% increase from RMB25.0 million in the first quarter 2013. The sequential decrease in interest income was mainly due to the early termination of certain short-term investments, while the year-over-year increase was due to the growing cash balance on certain short-term investments.

Income Tax. Income tax expense for the first quarter 2014 was RMB60.2 million (US$9.7 million), compared to income tax expense of RMB237.8 million in the fourth quarter 2013 and income tax expense of RMB48.0 million in the first quarter 2013. The sequential decrease in income tax expense was due to (a) higher withholding tax accrued in the fourth quarter 2013 in anticipation of the repatriation of earnings from the Company’s PRC operations in connection with the privatization proposal which the Company received in November 2013, and (b) the reduction in corporate income tax rate from 15% to 10% for one of our subsidiaries, which was approved by the tax authority and such tax refund is expected to be received in the second quarter 2014. The year-over-year increase was primarily due to (a) higher withholding tax accrued in the first quarter 2014 in connection with the privatization proposal which the Company received in November 2013, and (b) the expiration of tax exemption periods for certain game development subsidiaries in the first quarter 2014, partially offset by the reduction in corporate income tax rate from 15% to 10% for one of our subsidiaries.

Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the first quarter 2014 was RMB1,206.0 million (US$194.0 million), representing a 492.4% increase from RMB203.6 million in the fourth quarter 2013, and a 269.9% increase from RMB326.0 million in the first quarter 2013. The sequential and year-over-year increases in net income attributable to the Company’s shareholders were primarily due to the one-off investment income in connection with the Company’s sale of limited partnership interest in Yunfeng E-Commerce Funds in the first quarter 2014. The margin of net income attributable to the Company’s shareholders for the first quarter 2014 was 209.7%, compared to 33.7% in the previous quarter and 56.9% in the first quarter 2013.

Non-GAAP net income attributable to the Company’s shareholders for the first quarter 2014 was RMB343.1 million (US$55.2 million), representing a 21.5% decrease from RMB437.3 million in the fourth quarter 2013 and a 0.1% increase from RMB342.7 million in the first quarter 2013. Non-GAAP net income attributable to the Company’s shareholders excludes certain items as described in further detail in the reconciliation table below. The margin of non-GAAP net income attributable to the Company’s shareholders was 59.6% for the first quarter 2014, compared to 72.3% in the fourth quarter 2013 and 59.8% in the first quarter 2013.

FOR IMMEDIATE RELEASE

Cash and Cash Equivalents and Short-Term Investments. As of March 31, 2014, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB 5,377.9 million (US$865.1 million), compared to RMB3,831.2 million as of December 31, 2013. The sequential increase was primarily due to the one-off investment income in connection with the Company’s sale of limited partnership interest in Yunfeng E-Commerce Funds in the first quarter 2014.

Game Updates

ZT Online 2 –During the first quarter 2014, the Company released an expansion pack introducing three new dungeons, an upgraded cross-server gameplay and over two hundred optimizations of existing functions and gameplays. There were also promotional activities attracting former users to return to the game. These updates improved the level of user engagement within the game.

World of Xianxia –The Company released the second expansion pack for World of Xianxia on February 21, 2014, in which new levels were unlocked and new dungeons were introduced. We received positive feedback from gamers on the new content released.

Jianghu –Jianghu is a 2D martial arts MMORPG produced by a team led by the Company’s President, Mr. Xuefeng Ji. It is the new flagship title following the success of ZT Online 2. Jianghu has been under development for 3 years. The Company conducted limited closed beta testing in March 2014. The initial gamer feedback has been very positive. After continuous optimization of the game according to previous testing results and gamer feedback, the Company commenced the official closed beta testing on May 16, 2014.

Webgames –Supreme Tai-Chi is a self-developed action role playing game (“ARPG”). Results have been very positive from operations on Sina, 37wan, Qihoo360 and other major webgame platforms since its official launch in the fourth quarter 2013. Genesis of the Empire is a self-developed ARPG based on the Three Kingdoms era of ancient Chinese history. The game is distributed on 37wan, Qihoo360, Baidu and a wide range of other major webgame platforms. The game is also licensed overseas and has been one of the most popular webgames in Korea. The Company has two self-developed webgames in its pipeline. Shen Nv Tian Xia is being developed by the team responsible for Genesis of the Empire. Xuan Dou Feng Shen is being developed by the team responsible for Supreme Tai-Chi. Both new games are scheduled for launch in the third quarter 2014.

Mobile Games –Since the beginning of 2014, mobile game development and distribution have become a new strategic focus for the Company. A group of top talents in mobile game development and distribution have been recruited and there are over a dozen projects currently under development. The Company plans to launch ten mobile games in 2014 covering a wide selection of genres from ARPG, card battle, tower defense, to strategy and casual mobile games. Among these ten mobile games, some are internally developed, some are licensed from third party developers and some are developed by studios in which the Company is an equity investor.

Cang Tian 2 –Cang Tian 2 is a 3D MMORPG developed by WeMade Entertainment Inc., one of the leading online game developers in South Korea. Extensive work has been performed and changes have been made to the core gameplay, graphics and in-game economy in an effort to further enhance playability and user experience for the local Chinese gamers. The game provides various goals for gamers to pursue from multi-dimensions where gamers’ behaviors affect the way they interact with the game and among each other. The Company expects to commence close beta testing in the third quarter 2014.

FOR IMMEDIATE RELEASE

Conference Call

The Company entered into an Agreement and Plan of Merger with Giant Investment Limited and Giant Merger Limited on March 17, 2014. The Company is currently in the closing process of its going-private transaction corresponding to the definitive merger agreement previously filed. Due to the closing process of the going-private transaction, Giant’s senior management will not host a conference call. Please contact one of the IR representatives listed below if you have any questions.

Currency Convenience Translation

This earnings press release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2164 which was the noon buying rate as of March 31, 2014 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation expense, accrued withholding tax and investment income from the sale of Yunfeng E-commerce Funds. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

We do not believe that these charges are indicative of future operating results. We believe that investors benefit from excluding these charges from our operating results to facilitate a more meaningful evaluation of current operating performance and comparisons of past operating performance.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

	Giant Interactive Group Inc.
	Reconciliation of GAAP to Non-GAAP (Unaudited)
	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	326,033,486	203,597,496	1,206,012,498	194,004,971

Share-based compensation	16,712,479	18,398,880	12,248,913	1,970,419
Accrued withholding tax	-	215,267,363	24,576,983	3,953,572
Investment income from the sale of Yunfeng E-Commerce Funds	-	—	(899,775,341)	(144,742,189)
Non-GAAP net income attributable to the Company’s shareholders:	342,745,965	437,263,739	343,063,053	55,186,773

Non-GAAP earnings per share:

Basic	1.43	1.82	1.43	0.23
Diluted	1.39	1.76	1.38	0.22

Weighted average ordinary shares:

Basic	239,321,271	240,198,365	240,549,496	240,549,496
Diluted	246,253,259	248,241,798	249,081,566	249,081,566

FOR IMMEDIATE RELEASE

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s ability to dedicate large resources on mobile platforms and identify proper target mobile game companies for potential mergers and acquisitions; the future growth prospects of the Company for 2014 and beyond; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on the ZT Online franchise, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2013, as filed with the Securities and Exchange Commission on April 29, 2014, which is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 3 of our annual report for fiscal year 2013. Our actual results of operations for the first quarter 2014 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Investor Contacts:

Giant Interactive Group Inc.	Giant Interactive Group Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

FleishmanHillard
Savoy Lee
T: +852-2530-0203
E: giantinteractive@fleishman.com

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited	Unaudited	Unaudited
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	2,227,959,930	1,021,371,762	3,059,716,678	492,200,740
Restricted cash	-	10,101,867	7,955,705	1,279,793
Short-term investments	777,508,799	2,799,686,050	2,310,188,450	371,628,024
Accounts receivable	27,596,223	15,647,868	19,911,319	3,203,031
Prepayments and other current assets	195,813,703	285,237,701	182,663,871	29,384,189
Due from related parties	5,825,856	659,190	-	-
Deferred tax assets, net	144,040,970	147,310,764	113,929,387	18,327,229

Total current assets	3,378,745,481	4,280,015,202	5,694,365,410	916,023,006
Non-current assets:
Property and equipment, net	329,985,418	355,801,443	351,832,112	56,597,406
Intangible assets, net	56,449,356	35,462,653	32,014,607	5,150,024
Land use right	-	48,370,323	48,120,389	7,740,877
Due from related parties	-	5,662,621	7,474,751	1,202,424
Due from research and development entity partners	8,087,000	7,000,000	7,000,000	1,126,054
Goodwill	99,316,001	99,316,001	99,316,001	15,976,450
Long-term investment	424,991,104	437,636,564	82,698,809	13,303,328
Available-for-sale securities	78,757,833	74,772,662	75,461,800	12,139,148
Held-to-maturity securities	190,000,000	10,000,000	10,000,000	1,608,648
Deferred tax assets, net	30,745,965	11,135,275	8,891,459	1,430,323
Other assets	6,976,667	131,250	225,000	36,195

Total non-current assets	1,225,309,344	1,085,288,792	723,034,928	116,310,877

Total assets	4,604,054,825	5,365,303,994	6,417,400,338	1,032,333,883

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Short-term loans	-	613,323,717	618,876,616	99,555,469
Payables and accrued expenses	170,329,566	211,321,494	152,521,246	24,535,301
Advances from distributors	46,885,660	70,471,207	43,315,179	6,967,889
Due to related parties	1,201,577	2,677,106	3,000,207	482,628
Deferred revenue	463,595,947	365,783,894	334,307,994	53,778,392
Tax payable	62,482,080	65,107,352	49,794,766	8,010,226
Unrecognized tax benefit	47,579,967	47,579,967	36,576,613	5,883,890
Dividend payable	630,024,450	-	-	-
Deferred tax liabilities	111,790,321	336,719,532	353,578,106	56,878,275

Total current liabilities	1,533,889,568	1,712,984,269	1,591,970,727	256,092,070

Non-current liabilities:
Long-term loans	-	2,928,995	2,928,995	471,172
Deferred tax liabilities	38,985,745	-	12,834,362	2,064,597

Total non-current liabilities	38,985,745	2,928,995	15,763,357	2,535,769

Total liabilities	1,572,875,313	1,715,913,264	1,607,734,084	258,627,839

Shareholders’ equity
Ordinary shares (Par value US$0.0000002 per share; 500,000,000 shares authorized as at Mar 31, Dec 31, 2013 and Mar 31,2014 respectively; and 273,110,626 shares issued and 239,393,572 shares outstanding at Mar 31, 2013, 273,110,626 shares issued and 240,499,872 shares outstanding at Dec 31, 2013, and 273,110,626 shares issued and 240,638,522 shares outstanding at Mar 31, 2014 )	430	430	430	69
Additional paid-in capital	4,486,951,648	4,530,173,387	4,544,939,673	731,120,853
Statutory reserves	48,596,713	51,135,968	51,121,316	8,223,621
Accumulated other comprehensive loss	(367,314,663)	(373,265,071)	(419,969,797)	(67,558,361)
Retained earnings	783,071,419	1,337,146,037	2,543,173,185	409,107,069
Treasury stock	(2,006,420,168)	(1,959,804,269)	(1,959,804,269)	(315,263,540)

Total Giant Interactive Group Inc.’s equity	2,944,885,379	3,585,386,482	4,759,460,538	765,629,711

Noncontrolling interests	86,294,133	64,004,248	50,205,716	8,076,333

Total shareholders’ equity	3,031,179,512	3,649,390,730	4,809,666,254	773,706,044

Total liabilities and shareholders’ equity	4,604,054,825	5,365,303,994	6,417,400,338	1,032,333,883

FOR IMMEDIATE RELEASE

GIANT Interactive Group Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	Three months ended
	Unaudited	Unaudited	Unaudited	Unaudited
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	(RMB)	(RMB)	(RMB)	(US$)
Net revenue:
Online games	557,283,433	591,836,588	560,181,277	90,113,454
Licensing revenues	15,458,445	10,122,577	9,758,288	1,569,765
Other revenue, net	103,191	2,598,661	5,200,329	836,550

Total net revenue	572,845,069	604,557,826	575,139,894	92,519,769

Cost of services	(82,374,824)	(67,676,837)	(65,778,460)	(10,581,439)

Gross profit	490,470,245	536,880,989	509,361,434	81,938,330

Operating (expenses) income:
Research and product development	(77,591,269)	(87,549,490)	(74,762,687)	(12,026,685)
Sales and marketing	(30,340,080)	(28,559,273)	(30,748,921)	(4,946,419)
General and administrative	(31,625,938)	(33,887,461)	(38,823,360)	(6,245,312)
Government financial incentives	10,000,000	15,216,000	10,000,000	1,608,648

Total operating expenses	(129,557,287)	(134,780,224)	(134,334,968)	(21,609,768)

Income from operations	360,912,958	402,100,765	375,026,466	60,328,562

Interest income	24,973,614	38,633,082	28,257,905	4,545,702
Investment income	-	4,519,737	901,295,341	144,986,703
Other income (loss), net	12,082,651	23,412, 936	(6,192,745)	(996,195)

Income before income tax expenses	397,969,223	468,666,520	1,298,386,967	208,864,772

Income tax expenses	(47,954,270)	(237,780,251)	(60,165,131)	(9,678,452)
Share of loss of equity investees	(714,801)	(629,349)	(1,907,870)	(306,909)

Net income	349,300,152	230,256,920	1,236,313,966	198,879,411

Net income attributable to noncontrolling interests	(23,266,666)	(26,659,424)	(30,301,468)	(4,874,440)

Net income attributable to the Company’s shareholders	326,033,486	203,597,496	1,206,012,498	194,004,971

Other comprehensive income/(loss), net of tax
Foreign currency translation	(904,880)	(1,507,849)	22,420,103	3,606,606
Unrealized holding gains (losses)	2,314,048	(873,544)	(69,124,829)	(11,119,752)
Total other comprehensive income/(loss), net of tax	1,409,168	(2,381,393)	(46,704,726)	(7,513,146)

Comprehensive income	327,442,654	201,216,103	1,159,307,772	186,491,825

Earnings per share:

Basic	1.36	0.85	5.01	0.81
Diluted	1.32	0.82	4.84	0.78

Weighted average ordinary shares:

Basic	239,321,271	240,198,365	240,549,496	240,549,496
Diluted	246,253,259	248,241,798	249,081,566	249,081,566

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